Exhibit 99.4

CONSENT OF QUALIFIED PERSON

I, Paul Newling, consent to the public filing of the technical report titled, Hod Maden Pre-feasibility Study NI 43-101 Technical Report” dated 31 May 2018 (the “Technical Report”) by Sandstorm Gold Ltd. (the “Issuer”).

I also consent to any extracts from or a summary of the Technical Report in the 26 June 2018 news release of the Issuer (the “News Release”).

I certify that I have read the News Release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 26 day of June, 2018.

Name: Paul Newling

Title: Consultant, GR Engineering Services Ltd.